UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of September 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 8th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Operations Update

Wellington, New Zealand – September 7, 2005 -- /PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Supplejack-1 Well

Flow testing of a 3m (10 feet) sandstone unit near 1950m (6,400 feet) drilled depth, has produced gas with associated condensate at modest rates of several hundred thousand cubic feet per day. Remapping of the 3D seismic data covering the area indicates that the well may have intersected the edge of a trap with possible extent of one sq km (~250 acres) within which the seismic response indicates the reservoir sandstones might thicken, to contain a viable oil or gas accumulation. Further testing of this zone and the drilling of a second well from this site to intersect the target reservoir at an optimal location, are under consideration. Testing of the shallower gas pay at 1300m (4,300 feet) is subject to review of development options for the gas. A gas collector pipeline with available capacity lies 2.5 km (1.5 miles) east of the wellsite. Onsite electricity generation is another option under review.

Cardiff-2A Testing Program

The well remains shut-in pending arrival of the coil tubing unit, scheduled for late September, which will enable access to the main test zone, to be followed by production testing of that interval.

Cheal-A4 Production Testing

Production has now resumed on Cheal-A4 in order to bring the well back into stable production for linkage to the 1 MW gas engine generation unit, which is scheduled to be commissioned in early October. Electricity surplus to site needs will be sold into the local transmission system.

Papua New Guinea

Douglas-1 site preparation is now in progress. Options for transport of rig and associated equipment from United States to Papua New Guinea are being assessed, and contracts will be awarded shortly.

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.